As filed with the Securities and Exchange Commission on April 26, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

LOOKSMART, LTD.
(Exact name of registrant as specified in its charter)

Delaware	133904355
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

625 Second Street
San Francisco, CA 94107
(415) 348-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Martin E. Roberts, Esq.
LookSmart, Ltd.
625 Second Street
San Francisco, CA 94107
(415) 348-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Gregory J. Conklin, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, CA 94104
(415) 393-8200

Approximate date of commencement of proposed sale to public:    From time to time after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value, of the Registrant	2,350,654	$3.51	$8,250,795.54	$759.07

(1)
This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the Registrant.

(2)
Computed in accordance with Rules 452(c) and 457(h) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of calculating the registration fee, and based on the average of the high and the low prices of the common stock of the Registrant as reported on April 23, 2002 on the Nasdaq National Market System.

(3)	Computed in accordance with Section 6(b) under the Securities Act, solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of The Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 26, 2002

PROSPECTUS

LOOKSMART, LTD.

2,350,654 Shares

Common Stock

This prospectus relates to 2,350,654 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. The selling stockholders are (i) former shareholders of WiseNut, Inc. who acquired shares of our common stock in connection with our acquisition of WiseNut, Inc. in a private transaction; (ii) Allen & Company Incorporated, which acquired shares of our common stock in consideration for services rendered to WiseNut, Inc. in connection with our acquisition of WiseNut, Inc; and (iii) Viator Ventures, Inc., which acquired shares of our common stock in connection with a license agreement between us and Viator Ventures.

This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See “Plan of Distribution” beginning on page 14.

All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “LOOK” and Chess Depositary Interests, or CDIs, each of which is exchangeable for  1/20th of a share of common stock, are traded on the Australian Stock Exchange under the symbol “LOK”. On April             , 2002, the last reported sale price on the Nasdaq National Market for our common stock was $             per share.

You should read this prospectus carefully before you invest.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April             , 2002.

LOOKSMART, LTD.

LookSmart, Ltd. is a leading global Internet search targeted marketing company. In this prospectus, the terms “LookSmart,” “company,” “we,” “us” and “our” refer to LookSmart, Ltd. and its subsidiaries. We are incorporated in the State of Delaware. Our principal executive offices are located at 625 Second Street, San Francisco, California 94107 and our telephone number is (415) 348-7000.

We are registering for resale a total of up to (i) 2,050,654 shares of LookSmart common stock previously issued to former shareholders of WiseNut, Inc. and to Allen & Company Incorporated for investment services provided to WiseNut in connection with our acquisition of WiseNut in a private transaction and (ii) 300,000 shares of common stock held by Viator Ventures, which acquired shares of our common stock in connection with a license agreement between us and Viator Ventures.

These stockholders are identified in the section headed “Selling Stockholders.” We will not receive any of the proceeds for the resale of these shares.

RECENT DEVELOPMENTS

On April 2, 2002, the closing of LookSmart’s acquisition of WiseNut, Inc. occurred pursuant to the merger agreement executed by the parties on March 7, 2002. As a result of the acquisition, LookSmart issued 3,835,387 shares of its common stock in exchange for all of the outstanding stock of WiseNut and reserved 295,921 shares for issuance upon exercise of assumed WiseNut stock options.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have a history of net losses and may continue to incur net losses

We have incurred net losses from inception to date, including net losses of approximately $59.6 million in 2001, $62.6 million in 2000 and $64.7 million in 1999. As of December 31, 2001, we had an accumulated deficit of approximately $210.1 million. We may continue to have net losses in future quarters, depending on our ability to contain expenses, grow revenues and capitalize on new sources of revenue. We expect to spend significant amounts to:

•	maintain and expand our network of distribution partners;

•	continue to develop and expand our databases of Internet listings, both in the U.S. and abroad;

•	develop new products and enhance the functionality of our search and LookListings services;

•	develop our international business, particularly through our BT LookSmart joint venture with British Telecommunications; and

•	acquire complementary technologies and businesses.

Because of the foregoing factors, and others outlined in this report, we may be unable to achieve operating profitability on a quarterly or annual basis.

Our quarterly revenues and operating results may fluctuate, each of which may negatively affect our stock price

Our revenues and operating results may fluctuate significantly from quarter to quarter as a result of a variety of factors, including:

•	the number of search queries on our and our distribution partners’ web sites;

•	the cost per click we receive from advertisers;

•	the demand for, and prevailing prices of, Internet advertising and marketing services;

•	the timing of revenue recognition under our listings, licensing and advertising contracts;

•	the timing of our entry into and termination of new contracts for licensing and advertising;

•	technical difficulties and systems downtime or failures, whether caused by us, third party service providers or hackers;

•	changes in our or our partners’ pricing policies; and

•
the timing of our delivery of listings under our contract with Microsoft. We recognize quarterly licensing revenues under this contract based on the number of listings added to our database during the quarter relative to the total number of listings we are required to add to our database during the relevant six-month period. As a result, to the extent that we satisfy our database update obligations unevenly, the revenues we recognize under this contract may be skewed on a quarter-to-quarter basis.

Our expense levels are based in part on expectations of future revenues and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Our operating results may vary as a result of changes in our expenses and costs. Due to the above factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as indicators of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

We may need additional capital in the future to support our growth and additional financing may not be available to us

Although we believe that our working capital will provide adequate liquidity to fund our operations and meet our other cash requirements for the foreseeable future, unanticipated developments in the short term, such as the entry into agreements which require large cash payments, further deterioration of the online advertising market or the acquisition of businesses with negative cash flows, may necessitate additional financing. We may seek to raise additional capital through public or private debt or equity financings in order to:

•	fund our operations and capital expenditures;

•	take advantage of favorable business opportunities, including geographic expansion or acquisitions of complementary businesses or technologies;

•	develop and upgrade our technology infrastructure;

•	reduce outstanding debt;

•	develop new product and service offerings;

•	take advantage of favorable conditions in capital markets; or

•	respond to competitive pressures.

The capital markets, and in particular the public equity market for Internet companies, have historically been volatile. It is difficult to predict when, if at all, it will be possible for Internet companies to raise capital through these markets. We cannot assure you that the additional financing will be available on terms favorable to us, or at all.

Our growth prospects depend on the success of our LookListings business

To increase our revenues and reach profitability, we will need to continue to expand our listings business, particularly our Directory Listings, Index Listings, Featured Listings and Small Business Listings. Listings accounted for $35.7 million or 42.0% of our revenues in the year ended December 31, 2001. Our success will depend upon the extent to which advertisers choose to use our LookListings products. Some of these products are in early stages and we cannot accurately predict whether they will meet projected levels of revenues in future quarters. Also, these products will require both modification of existing software and systems and the creation or acquisition of new software and systems. We may lack the managerial, editorial and technical resources necessary to expand our product offerings. For these and other reasons, these initiatives may not generate sufficient revenues to reach our profitability goals. If we are unable to generate significant additional revenues from our LookListings business, our results of operations and financial condition will suffer.

Although we expect our listings revenues to continue to increase as an absolute number and a percentage of total revenues, this may not be the case due to continued weakness in the online advertising market, reductions in advertising expenditures by online companies and downward pressure on advertising rates industry-wide. We compete with traditional media such as television, radio and print, as well as online advertisers and high-traffic web sites, for a share of businesses’ total advertising expenditures. We have experienced, and may continue to experience, downward pressure on advertising prices in the industry due to cost-cutting efforts by businesses and the increasing amount of advertising inventory becoming available on the Internet. As the Internet evolves, advertisers may find search-targeted marketing to be a less effective means of promoting their products or services relative to other advertising media and may reduce or eliminate their expenditures on search-targeted marketing. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to search-targeted marketing. Acceptance of the search-targeted marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet.

We derive a significant amount of our revenues from Microsoft, and if Microsoft terminates its contract with us, our business could be harmed

We derive a significant amount of our revenues under an agreement with Microsoft Corporation, and either party may terminate the agreement for any reason on six months’ notice. For the year ended December 31, 2001, revenues from Microsoft under this agreement accounted for $14.1 million or 16.6% of our total revenues. The cash payments we receive for each six-month period under this agreement are subject to full or partial refund if we fail to provide the stated number of listings during that period. After the agreement is terminated, Microsoft has the right to continue to use the content we delivered during the term of the agreement. Microsoft also has the right to sublicense these rights to others, both during and for up to two years after the term of the agreement.

Our revenues and income potential are unproven and our business model is continuing to evolve

We compete in the relatively new and rapidly evolving search-targeted marketing market, which presents many uncertainties that could require us to further refine or change our business model. Because of our limited operating history, it is extremely difficult to evaluate our business and prospects. You should evaluate our business in light of the risks, uncertainties, expenses, delays and difficulties associated with managing and growing a relatively new business, many of which are beyond our control. Our success will depend on many factors, including our ability to:

•	profitably establish and expand our listings product offerings;

•
compete with our competitors, many of whom have greater capital or technical resources, larger distribution networks or user bases, longer operating histories and greater brand recognition than we have; and some of whom operate fully commercial search services that do not expend resources on non-commercial listings;

•	expand and maintain our network of distribution relationships, thereby increasing the amount of traffic using our databases; and

•	attract and retain a large number of advertisers from a variety of industries.

We compete with companies that provide pay-for-placement listings, targeted advertising, search and directory services, search algorithms and other forms of Internet advertising. As we expand the scope of our Internet services, we will compete directly with a greater number of targeted marketing providers and other web search companies across a wide range of different online services. To date, the search-targeted marketing market has been characterized by intense competition for consumer traffic. This has resulted in the payment of user traffic fees by us and others to frequently-used web sites, portals and ISPs. If these companies fail to provide search traffic to us, or the cost of search traffic increases, our business and financial results would be harmed.

BT LookSmart may not ever become profitable and we may lose our joint venture interest if we fail to repay our loan from British Telecommunications

We face many risks associated with our joint venture with British Telecommunications, such as:

•
we will recognize 50% of the net loss from the joint venture as non-operating expense on our statement of operations. For the year ended December 31, 2001, our share of the joint venture’s net loss was $9.6 million. We expect the venture to incur significant losses and require capital expenditures for the foreseeable future. We cannot project when BT LookSmart will achieve positive cash flow or profitability, if at all;

•
while the budget for the joint venture will be determined by the joint venture’s board of directors, we project that our financial contributions in 2002 will be approximately $3.0 million. However, there can be no assurance in this regard. If we are unable to meet our financing obligations, our equity ownership of the joint venture will be proportionately reduced;

•
the joint venture faces competition in markets abroad from a range of competitors, including AOL Time Warner, Deutsche Telecom, France Telecom, Overture Services, Terra Lycos, Scandinavian Online, Sonera Plaza, Tele Denmark, UK Plus, Yahoo!, and other search-targeted marketing, media, telecommunications and portal companies, many of which have greater capital resources, customer agreements and local experience in these markets;

•	the joint venture may fail to offer locally-relevant and popular web directories, which could result in narrower adoption of the directories and lower growth in search queries;

•
the joint venture faces risks associated with conducting operations in many different countries, such as currency fluctuations, government and legal restrictions, privacy and tax laws, cultural or technical incompatibilities and economic or political instability;

•	the joint venture may be unable to generate sufficient advertising and listings revenue to reach operating profitability;

•	the joint venture may fail to establish an effective management team and hire experienced and qualified personnel in each of the countries in which it competes; and

•	we may be unable to maintain an effective working relationship with our partner in the joint venture due to differences in business goals, assessment of and appetite for risk, or other factors.

Under our restructured loan arrangement with British Telecommunications, our outstanding indebtedness will be due and payable in March 2003. Although we believe that we will have cash at that time which exceeds the amount of the loan, this may not be the case if our future revenues do not meet expectations, if we fail to maintain operating profitability or if we incur unforeseen expenses. If we do not repay the loan in full or in part, British Telecommunications may exercise its contractual right to take some or all or our equity stake in the BT LookSmart joint venture.

Some of our customers are emerging Internet companies that represent credit risks

We expect to continue to derive a significant portion of our revenues from the sale of listings and advertising to Internet companies. Many of these companies have gone out of business, have limited operating histories or are operating at a loss. Moreover, many of these companies have limited cash reserves and limited access to additional capital. We have in some cases experienced difficulties collecting outstanding accounts receivable and, as a result, our allowance for doubtful accounts receivable as of December 31, 2001 was $3.1 million. We may continue to have these difficulties in the future. If a significant part of our customer base experiences financial difficulties or is unable or unwilling to pay our search-targeted marketing fees for any reason, our business will suffer.

Our success depends on maintaining and expanding our distribution network of web sites using our directory

Our success depends on our ability to distribute our directories through a network of portals, ISPs, and media companies. Revenues are generated from clickthroughs that users make on advertisers’ listings, and generally, the more traffic from our distribution network, the greater number of clickthroughs we will generate. We have invested, and will continue to invest, a significant amount of our human and capital resources to expand this network. However, we face competition with other search-targeted marketing providers to sign agreements with major portals, ISPs and other traffic sources. We cannot assure you that we will successfully maintain and expand the distribution network on financially favorable terms, if at all. If we are unsuccessful in doing so, the reach of our directories, and consequently our ability to generate revenues, could be seriously harmed.

If we acquire businesses, we will need to expend resources and management time to integration efforts; acquisitions will likely also dilute our existing stockholders

If we are presented with appropriate opportunities, we intend to make acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our service offerings. Acquisitions may divert the attention of management from the day-to-day operations of LookSmart. In addition, integration of acquired companies into LookSmart could be expensive, time consuming and strain our managerial resources. It may be difficult to retain key management and technical personnel of the acquired company during the transition period following an acquisition. We may not be successful in integrating any acquired businesses or technologies and these transactions may not achieve anticipated business benefits.

Acquisitions or other strategic transactions may also result in dilution to our existing stockholders if we issue additional equity securities and may increase our debt. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

Our stock price is extremely volatile and investors may not be able to resell their shares for a profit

The stock market has recently experienced significant price and volume fluctuations, and the market prices of Internet companies have been extremely volatile. Our stock price may decline, and you may not be able to sell your shares for a profit, as a result of a number of factors including:

•	changes in the market valuations of Internet companies in general and comparable companies in particular;

•	quarterly fluctuations in our operating results;

•	our potential failure to meet analyst expectations on a quarterly basis;

•	changes in ratings or financial estimates by securities analysts;

•	announcements of technological innovations, partnerships, acquisitions or new products or services by us or our competitors;

•
the sales of substantial amounts of our common stock in the public market by participants in our pre-IPO equity financings or owners of business we have acquired, or the perception that such sales could occur;

•
the exchange by CDI holders of CDIs for shares of common stock and resale of such shares in the Nasdaq National Market (as of March 28, 2002, the CDIs registered for trading on the Australian Stock Exchange were exchangeable into an aggregate of approximately 20.6 million shares of common stock); or

•	conditions or trends in the Internet that suggest a decline in rates of growth of advertising-based Internet companies.

In the past, securities class action litigation has often been instituted after periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs and the diversion of management’s attention and resources, regardless of the merits of the case or the outcome.

We may be unable to address capacity constraints on our software and infrastructure systems in a timely manner

We have developed custom, proprietary software for use by our editors to create the LookSmart directories, and we also use proprietary and licensed software to search the database, distribute the directories and serve advertising to associated web pages. Any of these software systems may contain undetected errors, defects or bugs or may fail to operate with other software applications. The following developments may strain our capacity and result in technical difficulties with our web site or the web sites of our distribution partners:

•	substantial increases in editorial activity or the number of listings in our directory;

•	customization of our directory for distribution with particular partners;

•	substantial increases in the number of search queries to our database; or

•	the addition of new products, features or changes in our directory structure.

If we fail to address these issues in a timely manner, we may lose the confidence of advertisers and partners, our revenues may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and infrastructure systems. If we fail to accomplish these tasks in a timely manner, our business will likely suffer.

The performance of our operating systems is critical to our business and reputation

Any system failure, including network, software or hardware failure, whether caused by us, a third party service provider, power interruptions, unauthorized intruders and hackers, or natural disasters, that causes an interruption in our service or a decrease in the responsiveness of the web pages that we serve could result in reduced user traffic, a decline in revenues and damage to our reputation. Our users, partners and customers depend on Internet service providers, or ISPs, online service providers and other third parties for access to the LookSmart directories. These service providers have experienced significant outages in the past and could experience outages, delays and other operating difficulties in the future.

We have agreements with Savvis Communications, Inc. and AboveNet Communications, Inc. to house our networking and web serving hardware equipment. Our networking hardware infrastructure is now fully redundant at separate locations. However, we do not presently maintain fully redundant web serving systems at both locations, so our operations depend on each of Savvis’ and AboveNet’s ability to protect the systems in its data center from system failures, earthquake, fire, power loss, water damage, telecommunications failure, hackers, vandalism and similar events. Neither Savvis nor AboveNet guarantees that our Internet access will be uninterrupted, error-free or secure. We have deployed intrusion detection and firewall hardware at each facility to thwart hacker attacks. We have not developed a disaster recovery plan to respond in event of catastrophic loss of our primary systems. Although we maintain property insurance and business interruption insurance, we cannot guarantee that our insurance will be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure.

We have deployed intrusion detection and firewall hardware at each facility to thwart hacker attacks. We have not developed a disaster recovery plan to respond in event of catastrophic loss of our primary systems. Although we maintain property insurance and business interruption insurance, we cannot guarantee that our insurance will be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure.

Recent acquisitions and strategic alliances involving our competitors could hinder the expansion of our distribution network or present competitive challenges

A number of significant acquisitions and other alliances have been completed or announced in the search-targeted marketing business involving some of our competitors, including:

•	the search listings partnership between Microsoft’s MSN and Overture Services, Inc.;

•	the search listings partnership between AOL Time Warner, Inc. and Overture Services, Inc.;

•	Terra Networks, S.A.’s acquisition of Lycos, Inc.;

•	Primedia, Inc.’s acquisition of About.com (including the Sprinks pay-for-placement search listings service); and

•	Yahoo, Inc.’s search partnership with Google.

Although we cannot predict the effect of these transactions and agreements on our business with certainty, these transactions could provide our competitors with significant opportunities to increase traffic on their web sites and expand their service offerings, which could drive down traffic for our network. In addition, these transactions align some of our competitors with companies, including television networks, that are significantly larger and have substantially greater capital, brand, marketing and technical resources than LookSmart. As a result, these competitors may be able to respond more quickly to new technologies and changes in consumer requirements and to develop and promote their products and services more effectively than we can.

We may be unable to execute our business model in international markets

An important component of our strategy is to expand our operations into selected international markets, both through BT LookSmart in Europe and Asia and through our direct offerings of search and navigation services in Australia and Canada. To date, we have limited experience in syndicating localized versions of our service offerings in international markets, and we may be unable to execute our business model in these markets. In addition, most foreign markets have lower levels of Internet usage and online advertising than the United States. In pursuing our international expansion strategy, we face several additional risks, including:

•
lower per capita Internet usage and online shopping rates in many countries abroad, due to a variety of factors, which may prevent us from building search queries, clicks and advertising revenues in those countries;

•	earlier-stage Internet advertising markets in foreign markets, which may make it more difficult to build a sufficient customer and revenue base for our international directories;

•
competition in international markets from a broad range of competitors, including United States and foreign search engines, ISPs and portals, many of which have greater financial resources and local experience than we have;`

•	uncertainty of market acceptance in new regions due to language, cultural, technological or other factors;

•	difficulties in recruiting qualified and knowledgeable staff and in building locally relevant products and services;

•	unexpected changes and differences in regulatory, tax and legal requirements applicable to Internet services; and

•	foreign economic and currency fluctuations.

Our failure to address these risks adequately could inhibit or preclude our efforts to expand our business in international markets.

Our future success depends on our ability to attract and retain key personnel

Our future success depends, in part, on the continued service of our key management personnel, particularly Evan Thornley, our Chairman and Chief Executive Officer. The loss of the services of Mr. Thornley, or the services of other key employees, could adversely affect our business. LookSmart does not have an employment agreement with Mr. Thornley, and he does not have stock options or restricted stock subject to vesting based on continued service.

Our success also depends on our ability to identify, attract, retain and motivate highly skilled administrative, technical, editorial, finance and marketing personnel. We cannot assure you that we will be able to retain our key employees or that we can identify, attract and retain highly skilled personnel in the future.

If we become subject to unfair hiring claims, we could be prevented from hiring needed personnel, incur liability for damages and incur substantial costs in defending ourselves

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

We may face liability for intellectual property claims or other information contained in our listings, and these claims may be costly to resolve

We make listings information and links available to end users of our search services, both on our web site and our distribution partners’ web sites. Although we do not believe that the listings in our database infringe any proprietary rights of others, we cannot assure you that others will not assert claims against us in the future or that these claims will not be successful. We or our distribution partners could be subject to claims for defamation, invasion of privacy, trademark infringement, product liability or other theories based on our listings and services. These types of claims have been brought, sometimes successfully, against online service providers in the past. In addition, we are obligated under some agreements to indemnify our partners as a result of claims that our listings or services infringe on the rights of others. Even if such claims do not result in liability to us or our distribution partners, we could incur significant costs and diversion of management time in investigating and defending against them. Our insurance may not adequately cover claims of this type, if at all, and our contractual rights to indemnification from advertisers may not be sufficient to cover the costs we incur.

Our business prospects depend on the continued growth in the use of the Internet

Our business is dependent upon continued growth in the use of the Internet as a medium for search-targeted marketing, advertising and commercial transactions. Internet usage for these purposes may not grow at projected rates for various reasons, such as:

•	user inability or frustration in locating and accessing required information;

•	actual or perceived lack of security of information;

•	limitations of the Internet infrastructure resulting in traffic congestion, reduced reliability or increased access costs;

•	inconsistent quality of service;

•	governmental regulation, such as tax or privacy laws;

•	deteriorating economic conditions in target markets and reduced disposable income among Internet users;

•	uncertainty regarding intellectual property ownership and rights on the Internet; and

•	lack of appropriate communications equipment.

If these factors negatively affect the growth in the commercial use of the Internet, our business could be harmed.

Privacy-related regulation of the Internet could limit the ways we currently collect and use personal information which could decrease our advertising revenues or increase our costs

Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission and government agencies in some states and countries have investigated some Internet companies, and lawsuits have been filed against some Internet companies, regarding their use of personal information. Any laws imposed to protect the privacy of Internet users may affect the way in which we collect and use personal information. We could incur additional expenses if new laws or court judgments, in the United States or abroad, regarding the use of personal information are introduced or if any agency chooses to investigate our privacy practices.

As is typical with most web sites, our web site places information, known as cookies, on a user’s hard drive, generally without the user’s knowledge or consent. This technology enables web site operators to target specific users with a particular advertisement and to limit the number of times a user is shown a particular advertisement. Although some Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives, many consumers are not aware of this option or are not knowledgeable enough to use this option. Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. If this technology is reduced or limited, the Internet may become less attractive to advertisers and sponsors, which could result in a decline in our revenues.

We and some of our partners or advertisers retain information about our users. If others were able to penetrate the network security of these user databases and access or misappropriate this information, we and our partners or advertisers could be subject to liability. These claims may result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant time and financial resources.

New tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of the Internet and our company

Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New or revised state tax regulations may subject us or our advertisers to additional state sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. However, new or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. Any of these events could have an adverse effect on our business and results of operations.

Directors, officers and significant stockholders have substantial influence over LookSmart, which could prevent or delay a change in control

As of December 31, 2001, our executive officers, directors and significant stockholders collectively owned approximately 36.1% of the outstanding shares of LookSmart common stock. If these stockholders choose to act or vote together, they could have the power to influence matters requiring stockholder approval, including the election of our directors, amendments to our charter and approval of significant corporate transactions, including mergers or asset sales. This concentration of ownership may have the effect of discouraging others from making a tender offer or bid to acquire LookSmart at a price per share that is above the then-current market price.

Provisions of Delaware corporate law and provisions of our charter and bylaws may discourage a takeover attempt

Our charter and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our board of directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, our charter and bylaws provide for a classified board of directors. These provisions, along with Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders described below are: (i) stockholders that received shares in connection with our acquisition of WiseNut; and (ii) Viator Ventures, which acquired shares of our common stock in connection with a license agreement between us and Viator Ventures. Viator Ventures is a Delaware corporation wholly owned by Peter Adams, our Senior Vice President, Product and Chief Technical Officer.

In addition, one or more of the selling stockholders may donate or transfer as a gift some or all of their LookSmart shares, or may transfer their shares for no additional consideration to their stockholders, partners or other beneficial owners. We will include these donees or transferees among the selling stockholders in a prospectus supplement, if required.

The table below sets forth, to the Company’s knowledge, the following information regarding the selling stockholders as of April 22, 2002:

•	The names of the selling stockholders;

•
The number of shares of our common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus;

•	The number of shares of our common stock to be held by the selling stockholders after the resale of the offered shares; and

•	The percent of ownership of our common stock of each selling stockholder, if such percentage exceeds one percent of our total outstanding common stock.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Number of Shares	Shares to be Sold	Number of Shares(1)	Percent of Class(2)
Yeogirl Yun	299,956	154,092	145,864	*
Syung Lee	19,135	9,830	9,305	*
Samsung Data Systems America, Inc.	76,541	39,320	37,221	*
IMAS Co., LLC	5,613	2,883	2,730	*
Sung Yoon	8,504	4,369	4,135	*
Intus Technologies	7,654	3,932	3,722	*
Charles Miller	3,061	1,573	1,488	*
Dong Won Venture Capital Co. Ltd.	211,772	108,791	102,981	*
Hyundai Venture Investment Corp.	135,533	69,626	65,907	*
LG Venture Investments, Inc.	67,770	34,815	32,955	*
Chong Moon Lee	677,702	348,146	329,556	*
KTBnetwork Co., Ltd.	847,126	435,183	411,943	*
Eum Ji Hyun	60,383	31,019	29,364	*
Kim Sung Hyun	15,856	8,146	7,710	*
Stanley Pierson and Megan Pierson, TTEEs of the Pierson Family Trust Agreement dated 12/14/99	3,389	1,741	1,648	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Number of Shares	Shares to be Sold	Number of Shares(1)	Percent of Class(2)
PM&S Venture Fund III, LLC	13,554	6,963	6,591	*
The Silicon Valley Venture Fund	776,081	398,686	377,395	*
Moo-Hun Lee	169,420	87,034	82,386	*
Edwin S. Lee	84,709	43,516	41,193	*
Sung Kim	16,941	8,703	8,238	*
Jong Chan Lee	169,420	87,034	82,386	*
Allen & Company Incorporated	165,252	165,252	0	*
Viator Ventures, Inc.	300,000	300,000	0	*

Total	4,135,372	2,350,654	1,784,718

(1)
Assumes that all the shares of common stock that may be offered hereunder are sold and the selling stockholders acquire no additional shares of our common stock before the completion of this offering. Includes shares issued to these selling stockholders pursuant to our acquisition of WiseNut which are held in escrow and not available for resale until the lapse of our and other indemnitees’ rights to seek indemnification for losses that may incur in connection with the acquisition.

(2)	Computed based on 98,497,337 shares of common stock outstanding as of April 15, 2002.
*	Less than 1%

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospects supplements.

PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

•	privately negotiated transactions between a selling stockholder and a purchaser, or

•	transactions effected with or through a broker-dealer acting as either agent or principal.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities

Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to the Nasdaq in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC’s public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549) and Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). You can also obtain copies of these materials from the SEC’s public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2.  Current Report on Form 8-K filed March 15, 2002;

3.  The description of our common stock contained in our registration statement on Form 8-A, filed on June 14, 1999; and

4.  All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations
LookSmart, Ltd.
625 Second Street
San Francisco, California 94107
(415) 348-7000

You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

FOR WARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

•	our financial prospects,

•	our financing plans,

•	trends affecting our financial condition or operating results,

•	our strategies for growth, operations, and product development and commercialization, and

•	conditions or trends in or factors affecting the internet search infrastructure.

You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause these differences. Those factors include, among others, the high cost and uncertainty of technology and drug development, which can result in loss of profitability and long delays in getting products to market.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of LookSmart, Ltd. for the year ended December 31, 2001, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

No person has been authorized in connection with any offering made under this prospectus to give any information or to make any representations other than those contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, imply that there has been no change in our affairs or that the information in this prospectus is correct as of any time subsequent to the date as of which the information is given. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any of the securities offered under this prospectus to anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation.

Looksmart, Ltd.

2,350,654 Shares

Common Stock

PROSPECTUS

April             , 2002

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

Filing Fees—SEC Registration Fee	$760
Printing Expenses	$2,500
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$10,000

Total	$23,260

Item 15.    Indemnification Of Officers And Directors

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. The Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The indemnification provisions and the indemnification agreement entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. The Registrant has obtained a policy of directors’ and officers’ liability insurance that insures the Registrant’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16.    Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description of Exhibit

4.1	Amended and Restated Certificate of Incorporation of the Company(1)

4.2	Amended and Restated Bylaws of the Company(2)

4.3	Form of Common Stock Certificate(3)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants

24.1	Power of Attorney (contained on signature page of this document)

(1)
Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(2)
Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.2, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(3)
Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 4.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, I certify that I have reasonable grounds to believe that LookSmart, Ltd. meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on April 26, 2002.

LOOKSMART, LTD.

By:	/s/ EVAN THORNLEY
Evan Thornley
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Martin E. Roberts and Evan Thornley as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EVAN THORNLEY Evan Thornley	Chairman and Chief Executive Officer (Principal Executive Officer)	April 26, 2002

/s/ DIANNE DUBOIS Dianne Dubois	Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2002

/s/ TRACEY ELLERY Tracey Ellery	Director	April 26, 2002

/s/ ANTHONY CASTAGNA Anthony Castagna	Director	April 26, 2002

/s/ ROBERT J. RYAN Robert J. Ryan	Director	April 26, 2002

/s/ EDWARD WEST Edward West	Director	April 26, 2002

Signature	Title	Date

/s/ JAMES TANANBAUM James Tananbaum	Director	April 26, 2002

/s/ MARIANN BYERWALTER Mariann Byerwalter	Director	April 26, 2002

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Certificate of Incorporation of the Company(1)
4.2	Amended and Restated Bylaws of the Company(2)
4.3	Form of Common Stock Certificate(3)
5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants
24.1	Power of Attorney (contained on signature page of this document)

(1)
Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.2, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(2)
Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.3, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(3)
Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 4.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.